Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the
Corverus Strategic Equity Fund ("Fund") was held on June 30,
2011 for the following purpose:

To approve a new investment advisory agreement between the Trust, on behalf of the Corverus Strategic Equity Fund, and Piedmont Investment Advisors, LLC ("Advisory Agreement").

All Fund shareholders of record at the close of business on May 6, 2011 were entitled to attend or submit proxies. As of the record date, the Fund had 528,903.658 shares outstanding. At the Meeting, shareholders approved the Advisory Agreement. The results of the voting for the Proposal were as follows:

For..... 489,101

Against..... 0

Abstain.....0